Exhibit 14.1

FOXO TECHNOLOGIES INC.

Code of Conduct and Ethics

I	Introduction

The Company requires the highest standards of professional and ethical conduct from its employees, officers and directors. Our reputation for honesty and integrity is key to the success of its business. The Company intends that its business practices will comply with the laws of all of the jurisdictions in which it operates and that honesty, integrity and accountability will always characterize the Company’s business activity. No employee, officer or director may achieve results through violations of laws or regulations or unscrupulous dealings.

This Code reflects the Company’s commitment to this culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees, officers and directors are expected to comply. Therefore, we expect you to read this Code thoroughly and carefully.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any situation where there is a question regarding compliance issues, whether with the letter or the spirit of the Company’s policies and applicable laws. Cooperation with this Code is essential to the continued success of the Company’s business and the cultivation and maintenance of its reputation as a good corporate citizen. Misconduct is never justified, even where sanctioned or ordered by an officer or other individual in a position of higher management. No individual, regardless of stature or position, can authorize actions that are illegal, or that jeopardize or violate Company standards. We note that this Code sets forth general principles of conduct and ethics and is intended to work in conjunction with the specific policies and procedures that are covered in the Company’s compliance manual or in separate specific policy statements, such as the Insider Trading and Confidentiality Policy and the Related Person Transactions Policy, and you should refer to those policies and procedures for more detail in the specified context.

Nothing in this Code prohibits you from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission (the “SEC”), the Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. You do not need the prior authorization of the Company to make any such reports or disclosures and you are not required to notify the Company that you have made such reports or disclosures.

II	Conflicts of Interest

A conflict of interest occurs when your private interest interferes, appears to interfere or is inconsistent in any way with the interests of the Company. For example, conflicts of interest may arise if:

●	You cause the Company to engage in business transactions with a company that you, your friends or your relatives control or hold a material interest in without having obtained the appropriate prior approvals required.

●	You are in a position to (i) compete with the Company or (ii) make a business decision not on the basis of the Company’s interest but rather for your own personal advantage.

●	You take actions, or have personal, business or family interests, which may make it difficult to perform your work (or discharge your duties and obligations) effectively.

●	You, or any of your family members or affiliates, receive improper personal benefits other than gratuities and payments received or provided in compliance with the guidelines set forth in “Business Gifts and Entertainment” below, as a result of your position in the Company.

A conflict of interest may not be immediately recognizable, so potential conflicts must be reported immediately to the General Counsel of the Company (the “General Counsel”). Further, if you become aware of a conflict or potential conflict involving another employee, officer or director, you should bring it to the attention of the General Counsel or a member of the Audit Committee of the Board of Directors at the principal executive offices of the Company.

If the concern requires confidentiality, including keeping particular individuals anonymous, then this confidentially will be protected, except to the extent necessary to conduct an effective investigation or as required by applicable law, regulation or legal proceedings.

III	Related Person Transactions

The Company has adopted a Related Person Transactions Policy that requires the review and approval of any transaction, arrangement or relationship where the Company was, is or will be a participant and the amount involved exceeds $120,000 (or, to the extent the Company is a “smaller reporting company” under applicable SEC rules, the lesser of $120,000 or 1% of the average of the Company’s total assets at year end for the last two completed fiscal years), and in which any “Related Person” (generally defined as any director (or director nominee) or executive officer of the Company, beneficial owner of more than 5% of the Company stock, any immediate family member of the foregoing and any entity in which any of the foregoing persons is employed or is a partner or principal or in which that person has a 10% or greater beneficial ownership interest) had, has or will have a direct or indirect material interest.

Before entering any such transaction, arrangement or relationship, the General Counsel must be notified of the facts and circumstances of the proposed transaction, arrangement or relationship. If the General Counsel determines that a transaction, arrangement or relationship is indeed a related person transaction, then such transaction will be sent to the Audit Committee (or the Chair of such committee) for their review and approval. Only those transactions that are in the best interests of the Company shall be approved.

IV	Corporate Opportunities

When carrying out your duties or responsibilities, you owe a duty to the Company to advance its legitimate interests. The Company’s certificate of incorporation and corporate governance guidelines contain important policies with respect to corporate opportunities.

V	Public Reporting

Full, fair, accurate and timely disclosure must be made in the reports and other documents that the Company files with, or submits to, the SEC and in its other public communications. Such disclosure is critical to ensure that the Company maintains its good reputation, complies with its obligations under the securities laws and meets the expectations of its stockholders.

Persons responsible for the preparation of such documents and reports and other public communications must exercise the highest standard of care in accordance with the following guidelines:

●	all accounting records, and the reports produced from such records, must comply with all applicable laws;

●	all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

●	all accounting records must fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses;

●	accounting records must not contain any false or intentionally misleading entries;

●	no transactions should be intentionally misclassified as to accounts, departments or accounting periods;

●	all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

●	no information should be concealed from the internal auditors or the independent auditors; and

●	compliance with the Company’s internal control over financial reporting and disclosure controls and procedures is required.

VI	Confidentiality and Privacy

Employees, officers and directors must maintain and protect the confidentiality of information entrusted to them by the Company, or that otherwise comes into their possession, during the course of their employment or while carrying out their duties and responsibilities, except when disclosure is authorized by the Company or legally mandated.

The obligation to preserve confidential information continues even after employees, officers and directors leave the Company.

Confidential information encompasses all non-public information (including, for example, “inside information” or information that third parties have entrusted to the Company) that may be of use to competitors, or may otherwise be harmful to the Company or its key stakeholders, if disclosed. Financial information is of special sensitivity and should under all circumstances be considered confidential, except where its disclosure is approved by the Company or when the information has been publicly disseminated.

In addition, as part of our business, the Company collects and uses personal information about our customers. Accordingly, all employees, officers and directors must comply with all applicable privacy laws and regulations, including, but not limited to, the Health Insurance Portability and Accountability Act of 1996.

VII	Protection and Proper Use of Company Assets

All employees, officers and directors should promote and ensure the efficient and responsible use of the Company’s assets and resources by the Company. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Company assets, such as proprietary information, funds, materials, supplies, products, equipment, software, facilities, and other assets owned or leased by the Company or that are otherwise in the Company’s possession, may only be used for legitimate business purposes and must never be used for illegal purposes.

Proprietary information includes any information that is not generally known to the public or would be valued by, or helpful to, our competitors. Examples of proprietary information are intellectual property, business and strategic plans and employee information. The obligation to use proprietary information only for legitimate business purposes continues even after individuals leave the Company.

VIII	Insider Trading

Insider trading is unethical and illegal. Employees, officers and directors must not trade in securities of a company while in possession of material non-public information regarding that company. It is also illegal to “tip” or pass on inside information to any other person who might make an investment decision based on that information or pass the information to third parties. The Company has an Insider Trading and Confidentiality Policy, which sets forth obligations in respect of trading in the Company’s securities.

IX	Fair Dealing

Each employee, officer and director, in carrying out his or her duties and responsibilities, should endeavor to deal fairly with each other and the Company’s customers, suppliers and competitors. No employee, officer or director should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

X	Compliance with Laws, Rules and Regulations

Compliance with both the letter and spirit of all laws, rules and regulations applicable to the Company, including any securities exchange or other organization or body that regulates the Company, is critical to our reputation and continued success. All employees, officers and directors must respect and obey the laws of the cities, states and countries in which the Company conducts business and avoid even the appearance of impropriety.

Employees, officers or directors who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.

XI	Compliance with Antitrust Laws.

The Company believes in fair and open competition, and adheres strictly to applicable antitrust laws. It should be noted however that the following section is not an exhaustive summary of relevant antitrust laws. Additional antitrust considerations not covered in this section include participation in trade association, monopolization, price discrimination and other practices that affect competition.

As a general proposition, any contact with a competitor may be problematic under antitrust laws. Accordingly, all employees, officers and directors should avoid any such contact relating to the business of the Company or the competitor without first obtaining the approval of the General Counsel. Any additional concerns relating to the aforementioned areas of potential antitrust breach should also be directed to the General Counsel.

The Company notes below some general rules concerning contact with competitors:

●	Agreements among competitors, whether written or oral, that relate to prices are illegal per se. In other words, such agreements, by themselves, constitute violations of the antitrust laws. There are no circumstances under which agreements among competitors relating to prices may be found legal. Price fixing is a criminal offense, and may subject the Company to substantial fines and penalties and the offending employee to imprisonment and fines.

●	Antitrust laws may be violated even in the absence of a formal agreement relating to prices. Under certain circumstances, an agreement to fix prices may be inferred from conduct, such as the exchange of price information, and from communications among competitors even without an express understanding. Although exchanges of price information are permitted in certain circumstances, employees of the Company should not participate in such exchanges without first obtaining the approval of the General Counsel.

●	It is a per se violation of antitrust laws for competitors to agree, expressly or by implication, to divide markets by territory or customers.

●	It is a per se violation of the antitrust laws for competitors to agree not to do business with a particular customer or supplier. As with agreements to fix prices, the antitrust laws can be violated even in the absence of an express understanding.

●	Any communication between competitors concerning problems with any customer or supplier may violate antitrust laws and should be avoided.

XII	Compliance with Environmental Laws

The Company is sensitive to the environmental, health and safety consequences of its operations. Accordingly, the Company strictly complies with all applicable Federal and State environmental laws and regulations, including, among others, the Clean Air Act, the Federal Water Pollution Control Act, the Resource Conservation and Recovery Act and the Occupational Safety and Health Act, and considers sustainability in its planning decisions. If any individual has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should discuss the matter with the General Counsel.

XIII	Discrimination and Harassment

The Company values a diverse working environment and is committed to providing equal opportunity in all aspects of our business. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. The Company encourages the reporting of harassment when it occurs.

XIV	Safety and Health

The Company is committed to keeping its workplaces free from hazards. You should report any accidents, injuries or unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

You must not engage in the use of any substance that could prevent you from discharging your work duties and responsibilities safely and effectively.

XV	Company Records and Document Retention

Records created, received or used during the conduct of Company business, including all communications sent or received using the Company’s email system, are at all times the property of the Company wherever those records may be located. At any time, the Company and, in certain circumstances, third parties (including government officials), may review, without prior notice to personnel, any and all firm records, including records marked “Personal” or “Private.”

Any records that you create and store are subject to this Code and may be demanded by third parties during the course of litigation or a government investigation or, in the case of records sent outside the Company, subject to the records retention policies of the recipients.

You should, therefore, avoid discriminatory remarks, harassment and threats of violence or similar inappropriate or unlawful conduct. This applies to communications of all kinds, including e-mail, instant messaging, voice mail messages, text messages, video recordings and informal notes or interoffice memos. Records should be retained and destroyed in accordance with the Company’s records retention policy.

XVI	Use of Electronic Media

The Company has developed a policy to ensure that you understand the rules governing your use of the Company’s computer network, and options for e-mail and voicemail or other messaging services, Internet access or other use of electronic media. All Company equipment, including desks, computers and computer systems, computer software, electronic storage devices, cellphones or other mobile devices, e-mail, voicemail and other physical items are for business use only. The Company at all times retains the right to access and search all such electronic media or other items contained in or used in conjunction with the Company’s computer, e-mail, voicemail and Internet access systems and equipment with no prior notice.

Like the Company’s computer network, e-mail and voicemail services, access to Internet services such as web-browsing or newsgroups is provided to employees by the Company only for business use. Any personal use must be infrequent and must not involve any prohibited activity, interfere with the productivity of the employee or his or her coworkers, consume system resources or storage capacity on an ongoing basis or involve large file transfers or otherwise deplete system resources available for business purposes.

Your messages and computer information are considered Company property and consequently, employees should not have an expectation of privacy in the context of computer and voice mail use. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

The Company also recognizes that many employees are choosing to express themselves by using Internet technologies, such as blogs, wikis, file-sharing, user generated audio and video, virtual worlds, and social networking sites, such as Facebook, LinkedIn and Twitter. Whether you choose to participate in such social networking outside of work on your own time is your own decision.

XVII	Business Gifts and Entertainment

Business gifts and entertainment are often customary courtesies designed to build goodwill among business partners and clients. However, issues may arise when such courtesies compromise, or appear to compromise, the recipient’s ability to make objective and fair business decisions. In addition, issues can arise when the intended recipient is a government official. Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift giving seasons, and apply equally to employees, officers or directors offering gifts and entertainment to the Company’s business associates.

The value of gifts should be nominal, both with respect to frequency and monetary amount. Frequent gifting to a recipient may be perceived as an attempt to create an obligation to the giver, and is therefore inappropriate. Likewise, business entertainment should be moderately scaled and intended only to facilitate legitimate business goals. For example, should tickets to a sporting or cultural event be offered, the offeror must attend the event as well. The following questions may provide guidance in the instance of doubt:

●	Is the action legal?

●	Does the action raise doubts or concerns?

●	Should another individual be consulted?

●	Is the action clearly business-related?

●	Is the action or gift moderate, reasonable, and in good taste?

●	Would public disclosure of the action or gift embarrass or harm the Company?

●	Is there an expectation of reciprocation or favors?

Strict rules apply when the Company does business with governmental agencies and officials, whether in the U.S. or in other countries, as discussed in more detail below.

Because of the sensitive nature of these relationships, you must seek approval from a supervisor and/or the General Counsel before offering or making any gifts or hospitality to governmental officials or employees.

XVIII	Political Activities and Contributions

The Company respects the right of each of its employees to participate in the political process and to engage in political activities of his or her choosing; however, while involved in their personal and civic affairs employees must make clear at all times that their views and actions are their own, and not those of the Company. Employees may not use the Company’s resources to support their choice of political parties, causes or candidates.

The Company may occasionally express its views on local and national issues that affect its operations. In such cases, Company funds and resources may be used, but only when permitted by law and by Company guidelines. The Company may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. The Company may pay related administrative and solicitation costs for political action committees formed in accordance with applicable laws and regulations. Any use of Company resources for the Company’s political activities, including contributions or donations, requires advance approval by the Company’s General Counsel.

XIX	Bribery and Corruption

Employees, officers and directors must comply with all laws prohibiting bribery, corruption and kickbacks, including laws prohibiting improper payments to domestic and foreign officials such as the U.S. Foreign Corrupt Practices Act (the “FCPA”). While this section focuses primarily on foreign officials, this Policy equally prohibits bribery of domestic officials and commercial or private sector parties.

The FCPA prohibits an offer, payment, promise of payment or authorization of the payment of any money or thing of value to a foreign official, foreign political party, official of a foreign political party or candidate for political office to induce or influence any act or decision of such person or party or to secure any improper advantage. The FCPA prohibits such conduct whether done directly or indirectly through an agent or other intermediary.

Although U.S. law does allow certain payments to foreign officials intended solely to expedite non-discretionary routine government action, sometimes called “grease” or “facilitating” payments, this exception is a narrow one and such payments are often illegal under other laws. Accordingly, the Company’s policy is to prohibit such payments.

Therefore, no payment may be made to a foreign official even for non-discretionary action without first consulting with and obtaining written authorization from the General Counsel or the Chief Executive Officer. If a facilitating payment is authorized, such payment must be accurately and fairly recorded in the Company’s books, records and accounts.

The FCPA further requires compliance by the Company with record keeping and internal controls requirements. The Company must maintain financial records which, in reasonable detail, accurately and fairly reflect transactions and disposition of corporate assets. In particular, all bank accounts that receive or disburse funds on behalf of the Company shall be properly authorized and any such transactions recorded on the official books and records of the Company. In addition, the Company must maintain a system of internal controls sufficient to provide reasonable assurances that the Company’s assets are used only in accordance with directives and authorizations by the board of directors and senior management, and that checks and balances are employed so as to prevent the by-passing or overriding of these controls.

Violation of the FCPA is an offense, subjecting the Company to substantial fines and penalties and any officer, director, employee or stockholder acting on behalf of the Company to imprisonment and fines. The FCPA prohibits the Company from paying, directly or indirectly, a fine imposed upon an individual pursuant to the FCPA. Violation of this policy may result in disciplinary actions up to and including discharge from the Company.

XX	Compliance with and Amendments of This Code

Failure to comply with this Code or applicable laws, rules or regulations may result in disciplinary measures, including discharge from your position with the Company. Violations of this Code may also constitute violations of law and may result in civil or criminal penalties for such person, such person’s supervisors and/or the Company. The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of this Code in relation to Executives and Directors. In determining what action is appropriate in a particular case, the Board of Directors or its designee will consider the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation was intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past. The General Counsel will determine appropriate actions to be taken in the event of a violation of this code in relation to all other employees.

This Code cannot, and is not intended to, address all of the ethical complexities that may arise during the course of employment or association with the Company. There will be occasions where circumstances not covered by policy or procedure arise, and where a judgment must be made as to the appropriate course of action. In such circumstances, the Company encourages common sense decision-making, and consultation with a manager, member of human resources, or the General Counsel for guidance pursuant to the methods discussed below in “Compliance and Contact Details”.

Any material amendment of this Code will be made only by the Board of Directors and will be promptly disclosed as required by law or stock exchange regulation.

XXI	Compliance and Contact Details

1. How to Report a Concern or Violation

a)	Reporting to Management: Concerns or suspected violations of the Code should be promptly reported to your supervisor, manager or human resources. When this is not practical (e.g., you suspect your supervisor or manager may be involved in a violation), you should report a matter, either verbally or in writing, to the General Counsel (at (888) 925-1803 or mwill@foxotechnologies.com) or for issues involving officers and directors to the Chief Executive Officer (at jsabes@foxotechnologies.com) or the Chairman of the Audit Committee (at auditchair@foxotechnologies.com). Often, these will be the most appropriate persons to address your compliance questions or concerns.

b)	Confidential Advice: Employees, officers and directors are also encouraged to contact the General Counsel in order to confidentially seek guidance and advice regarding the Code and report perceived violations of this Code, workplace misconduct or other good faith compliance concerns including:

●	accounting or auditing disorders, failure to follow internal financial controls or false entries in company books or records;

●	tax evasion;

●	bribery or provision of improper gifts, travel, entertainment or other payments to public officials;

●	money laundering or other financial misconduct;

●	fraud;

●	harassment or the creation of a hostile workplace;

●	discrimination; and

●	violations of applicable wage or labor laws.

You may choose to remain anonymous in reporting any possible violation of this Code by submitting a report at https://irdirect.net/FOX/whistleblower_iframe/ or by calling (800) 916-7037 (international numbers are available on the website).

Confidentiality will be maintained to the extent possible, and except as necessary to conduct an effective investigation or as required by applicable law, regulation or legal proceedings.

c)	Investigation Procedures: Once a report is made and received, the Company will investigate promptly and all employees, officers and directors are expected to cooperate candidly with relevant investigatory procedures. All Company-initiated investigations will be conducted in a fair, impartial, thorough, thoughtful manner and in compliance with applicable laws. Investigators will obtain verbal or written statements from the parties involved, document all evidence obtained, and follow up with the complainant or accused person(s) as applicable. Appropriate remedial action may be taken, based on the outcome of such investigation. If the Company receives multiple concerns regarding the same violation, the Company may determine not to investigate if the claim was previously investigated and found to be unsubstantiated or inaccurate.

d)	No Retaliation: The Company has a no-tolerance policy for retaliation against persons who raise good faith compliance, ethics or related issues. Any retaliation attempts against a reporting individual will result in disciplinary action, up to and including termination of employment or any other working relationship with the Company. If you have been subject to any conduct that you believe constitutes retaliation for having made a report or participated in any investigation in compliance with this Code, please immediately report the alleged retaliation to the General Counsel. Additionally, any manager or supervisor who observes retaliatory conduct must report the conduct to the General Counsel so that an investigation can be made and corrective action taken, if appropriate. However, a party who knowingly and intentionally files a false report or provides false or deliberatively misleading information in connection with an investigation of a report may face disciplinary action, up to and including termination of employment or other legal proceedings.

2. Discipline for Compliance Violations

If it is determined that a violation of the Code or applicable laws, rules or regulations has taken place, disciplinary action may be taken against:

●	any employee, officer or director who violates this Code;

●	the violator’s supervisor(s) and manager(s), where a lack of leadership, supervision, or diligence has directly or indirectly contributed to the violation;

●	individuals who, while not directly involved in the violation, may have authorized or participated in it; and

●	any supervisor or co-worker who attempts or encourages retaliation against a reporting individual.

In addition, anyone who deliberately makes a false report or distorts the truth is also subject to disciplinary action.

Depending on the nature and extent of the violation, and to the extent permitted by applicable law, discipline may include:

●	reprimands and warnings;

●	probation or suspension (with or without pay depending on context and applicable law);

●	demotion or termination of employment;

●	reduction in salary, bonus or other compensation; and

●	reimbursement of any resulting losses or damages to the extent and as permitted by applicable law.

3. Waiver

There may be circumstances where a waiver of a specific provision of the Code may be necessary or appropriate. Any waiver of this Code for any executive officer or director will be made only by the Nominating and Corporate Governance Committee and will be promptly disclosed as required by law or stock exchange regulation.

ACKNOWLEDGEMENT OF RECEIPT AND REVIEW

I, _____________________ (employee name), acknowledge that on _____________________ (date), I received a copy of FOXO Technologies Inc.’s Code of Conduct and Ethics (the “Code”), and that I read it, understood it, and agree to comply with it. I understand that FOXO Technologies Inc. has the maximum discretion permitted by law to interpret, administer, change, modify, or delete this Code at any time with or without notice. This Code is not promissory and does not set terms or conditions of employment or create an employment contract.

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